July 18, 2014

Tom Welch
Senior Vice President and General Counsel
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

Dear Tom –

MS Pawn Limited Partnership, EZCORP, Inc.'s sole voting stockholder, announced, effective immediately, the following actions:

- appointed Lachlan P. Given, Director and non-Executive Chairman of the Board
- terminated Paul Rothamel, Director, President and Chief Executive Officer
- terminated William Love, Director and non-Executive Chairman of the Board
- terminated Joseph Beal, Director
- amended the Company's bylaws

Effective immediately, I am resigning from EZCORP, Inc.'s Board of Directors.

I wish EZCORP, Inc. and the new Board all the best going forward.

Sincerely,

Charles A. Bauer

Charles A. Bauer